Exhibit 16.1

August 15, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Intelsat, Ltd.’s Form 8-K dated August 9, 2006 and have the following comments:

We agree with the last sentence of the first paragraph and have no basis to agree or disagree with the remainder of the first paragraph. We agree with the statements made in the second and third paragraphs. We have no basis on which to agree or disagree with the statements made in the fourth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP

Stamford, CT